PE
12-31-01

02020946



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this report that refer to Allergan's estimated or anticipated future results, including, by way of example only, statements in the "Spin off of the Optical Medical Devices Businesses", "Outlook" and "Technology Pipeline" segments; aspirations for sales, market share and EPS growth; top quartile value creation; intentions to drive efficiencies; discussions of the R&D pipeline, its funding, and its potential as a source of long-term financial growth; discussions of potential uses for the Company's technology and products, future products, future product approvals, product launches or future approvals for indications regarding previously approved products; plans for clinical trials, market-share objectives and regulatory filings; and statements regarding the proposed spin off transaction described in this report are forward-looking statements.

All forward-looking statements in this report reflect the Company's current analysis of existing trends and information and represent the Company's judgment only as of the date of this report. Actual results may differ from current expectations based on a number of factors affecting Allergan's businesses, including, by way of example only, changing competitive, regulatory and market conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; the effectiveness of consumer advertising and promotional campaigns; the timely and successful implementation of strategic initiatives including, by way of example only, the consummation of the spin off transaction described in this report; the uncertainty associated with the identification of and successful consummation and execution of external corporate development transactions; and Allergan's ability to obtain and maintain a sufficient supply of its products to meet market demand in a timely manner. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates and the state of the economy worldwide, can affect the Company's results. Therefore, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements. Additional information concerning the factors that affect Allergan's businesses can be found in Allergan press releases as well as Allergan's periodic public filings with the Securities and Exchange Commission. In particular, the discussion under the heading "Certain Factors and Trends Affecting Allergan and its Businesses" in Allergan's 2001 Form 10-K provides additional risk factors.

Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company that develops and commercializes specialty pharmaceutical products for the ophthalmic, neurological, dermatological and other specialty markets as well as ophthalmic surgical devices and contact lens care solutions.* Allergan markets products in over 100 countries worldwide that deliver value to our customers, satisfy unmet medical needs and improve people's lives.

Allergan has approximately 6,400 employees worldwide with 2001 sales of nearly $1.7 billion. Allergan is differentiated from other specialty pharmaceutical companies through its discovery-to-development research programs and its global marketing and sales capabilities.

** In January 2002, Allergan announced plans to spin off its ophthalmic surgical device and contact lens care businesses. This transaction is expected to be completed in mid-2002 through a tax-free dividend to Allergan stockholders.*

OPHTHALMIC PHARMACEUTICALS



ACULAR
(ketorolac tromethamine ophthalmic solution 0.5%)

The No. 1 non-steroidal anti-inflammatory (NSAID) in the U.S. and used for a range of conditions including allergy, photophobia, post-surgical pain, and post-surgical inflammation.



ALOCRIL
(nedocromil sodium 2%)

A fast acting non-steroidal anti-inflammatory drug approved to treat the itch associated with ocular allergy.



ALPHAGAN
(brimonidine tartrate ophthalmic solution 0.2%)

The first alpha2-agonist approved for the long-term treatment of elevated intraocular pressure (IOP) in patients with glaucoma and ocular hypertension. ALPHAGAN is the second largest product in glaucoma and in eye care pharmaceuticals worldwide.



ALPHAGAN P
(brimonidine tartrate ophthalmic solution 0.15%)

Preserved with PURITE: A new formulation containing brimonidine tartrate, a relatively selective alpha-2 agonist, which is the same active ingredient in ALPHAGAN. ALPHAGAN P is indicated for the lowering of IOP and is comparable in efficacy to ALPHAGAN with lower rates of ocular allergy.



LUMIGAN
(bimatoprost ophthalmic solution 0.03%)

The first synthetic prostamide analog and an important component in the Company's growing position as a leader in glaucoma management. It is indicated for the reduction of elevated IOP in patients with open-angle glaucoma or ocular hypertension who are intolerant of other IOP-lowering medications or insufficiently responsive (failed to achieve target IOP determined after multiple measures over time) to another IOP-lowering medication.



OCUFLOX
(ofloxacin ophthalmic solution 0.3%)

Indicated for use in bacterial conjunctivitis and corneal ulcers and the No. 1 anti-infective prescribed by ophthalmologists in the U.S.



REFRESH TEARS

Artificial tear products for various needs led by the REFRESH brand which includes: REFRESH PLUS, the No. 1 unit dose product worldwide; REFRESH TEARS, the No. 1 multi-dose product in the U.S.; REFRESH P.M., for overnight relief of dry eye; REFRESH CONTACTS, relief from dryness and irritation for contact lens wearers; and REFRESH LIQUIGEL, a unique extra-strength formula containing one of the most effective lubricant and preservative systems, combining the strength of a gel with the convenience of a liquid eye drop.

BOTOX/NEUROTOXIN





BOTOX and BOTOX COSMETIC
(botulinum toxin type A)

The most widely used botulinum toxin product in the world and the foundation for Allergan's global leadership in neurotoxin therapy. As the primary treatment for many focal movement disorders since the mid-1980's, indications for BOTOX have expanded as scientists and physicians recognize its broad applicability.

- Facial Aesthetics
  (glabellar lines/brow furrow)
  Approved in 10 countries.
- Cervical Dystonia
  (painful neck spasm)
  Approved in 49 countries.
- Juvenile Cerebral Palsy
  (muscles of one or more limbs are permanently contracted and stiff making normal movement difficult in children)
  Approved in 43 countries.
- Adult Spasticity
  (increased rigidity in a group of muscles, causing stiffness and restriction of movement)
  Approved in 18 countries.
- Hyperhidrosis
  (excessive sweating)
  Approved in 10 countries.

In millions, except per share data	Year Ended December 31, 2001	2000
INCOME STATEMENT HIGHLIGHTS		
Product net sales	$1,685.2	$1,562.6
Net earnings	224.9	215.1
Basic earnings per share	1.71	1.65
Diluted earnings per share	1.68	1.61
Dividends per share	0.36	0.32
ADJUSTED AMOUNTS [1]		
Net earnings	262.3	213.7
Basic earnings per share	1.99	1.64
Diluted earnings per share	1.96	1.60

[1] The adjusted amounts in 2001 exclude the $40.0 million one-time charge for in-process research and development related to the purchase of Allergan Specialty Therapeutics, Inc. (ASTI) and the after-tax effect of: 1) $1.7 million restructuring charge reversal which increased operating income in 2001, 2) income of $1.5 million from a partnering agreement which increased operating income in 2001, 3) $5.2 million loss on the permanent impairment of equity investments, 4) $4.5 million in asset gains, 5) gain on the sale of divested pharmaceutical products in Brazil of $2.0 million, 6) $3.4 million unrealized gain on derivative instruments, and 7) certain one-time costs totaling $4.4 million associated with the spin-off of the Optical Medical Device Businesses included in operating income in 2001.

The adjusted amounts in 2000 exclude the after-tax effect of 1) a $2.0 million restructuring charge reversal which increased operating income in 2000, 2) gain on sales of investments of $2.0 million, and 3) expenses of $2.0 million from partnering agreements.

[2] The adjusted amounts used in the earnings per share graph for 1999 exclude the after-tax effect of 1) $9.6 million in restructuring charge reversals which increased operating income in 1999, 2) $1.4 million in asset gains, reducing write-offs recorded in 1998, which increased operating income in 1999, 3) gain on sales of investments of $14.0 million, 4) the contribution to The Allergan Foundation of $6.9 million, 5) income of $9.5 million, net of expenses of $5.9 million from partnering agreements, and 6) certain one-time costs totaling $1.9 million included in operating income in 1999.

The adjusted amounts used in the earnings per share graph for 1998 exclude $171.4 million in expense resulting from the dividend to shareholders of stock in ASTI, and the after-tax effect of: 1) $74.8 million in restructuring charges charged to operating expense in 1998, 2) $58.5 million in asset write-offs charged to operating expense in 1998, 3) gain on sales of investments, net of write-offs of certain investments, of $54.1 million, 4) the contribution to The Allergan Foundation of $11.0 million, and 5) income of $12.9 million from partnering agreements included in operating expense in 1998.

The adjusted amounts used in the earnings per share graph for 1997 include a $16.5 million decrease in income taxes associated with the buy back of Allergan Ligand Retinoid Therapeutics, Inc. (ALRT) and the after tax effect of 1) $12.4 million in gains on sale of investments, 2) $9.6 million in income from sales of product rights, 3) $7.5 million in income from settlement of a product related lawsuit, and 4) $4.9 million in settlement costs, severance, and costs related to the buy back of ALRT.

NET SALES



In millions of dollars
Specialty pharmaceuticals sales as a percent of total sales
50.9%
56.4%
58.6%
63.0%
67.3%
97
98
99
00
01
$1,138.0
$1,261.7
$1,406.2
$1,562.6
$1,685.2

GROSS PROFIT



In millions of dollars
Gross profit as a percent of sales
64.9%
67.7%
71.1%
72.5%
75.7%
97
98
99
00
01
$738.7
$854.7
$999.8
$1,133.5
$1,275.0

SKIN CARE



AZELEX
(azelaic acid cream 20%)

A mild emollient and moisturizing treatment indicated for mild-to-moderate acne that allows for use under makeup, moisturizers, sunscreens and other topical medications.



FLUOROPLEX
(fluorouracil 1%)

Indicated for the treatment of certain skin problems such as actinic (solar) keratoses (small red or skin color growths that appear as a result of over exposure to the sun).



MD FORTE

MD FORTE is a physician-recommended line of aesthetic skin care products containing alpha hydroxy acids for reducing the appearance of fine facial lines and wrinkles.



TAZORAC Gel
(tazarotene gel 0.05% and 0.1%)

A topical receptor-selective retinoid approved for the treatment of acne and psoriasis.



TAZORAC Cream
(tazarotene cream 0.05% and 0.1%)

A new formulation of the topical, receptor-selective retinoid delivers the same efficacy of the Gel while providing a new alternative for treating a broader range of patients with varied skin types and conditions.

OPHTHALMIC SURGICAL



AMADEUS

Allergan entered the refractive surgery market in September 2000 with the AMADEUS microkeratome. The AMADEUS is viewed by leading refractive surgeons as one of the finest, most reliable and most precise microkeratomes on the market today.



ARRAY

The ARRAY silicone multifocal intraocular lens (IOL) provides a range of vision from near to far and significantly reduces the patient's dependence on eyeglasses. The ARRAY provides distance vision comparable, and near vision superior, to monofocal IOLs and is the only multifocal IOL marketed in the U.S.



CLARIFLEX

The CLARIFLEX with its unique OptiEdge design is a third-generation silicone monofocal IOL that has been shown to reduce internal reflections and glare.



SENSAR with OptiEdge

A new acrylic monofocal IOL with the patented OptiEdge design was developed to have a sharp, vertical edge on the posterior side where it comes in contact with the lens capsule and a round anterior surface to reduce unwanted reflections.



SOVEREIGN with WHITESTAR

The new WHITESTAR technology allows for a dramatic decrease in the amount of energy delivered to the eye. It is the most sophisticated phacoemulsification system in the global market with advanced sensors to control fluidics during irrigation and aspiration in small-incision cataract surgery.



The UNFOLDER

The UNFOLDER Gold, Silver and Sapphire IOL implementation systems ensure controlled and predictable release of the IOL into the eye, delivering the lens when and where the surgeon wants it – inside the eye's capsular bag.

CONTACT LENS CARE



COMPLETE

A proprietary multi-purpose solution for all soft contact lenses which has a built-in lubricant to help provide more comfortable lens wear. COMPLETE is also the fastest growing multi-purpose solution in the world, growing at a rate of nearly 3:1 over the competition.



COMPLETE BLINK-N-CLEAN

These contact lens drops offer a unique blend of gentle-to-the-eye cleaning agents in a tear-like formula that conveniently dissolves away material that causes irritation and discomfort.



CONTACT LENS CARE



As the No. 2 contact lens care company in the world and the No. 1 company in Europe and Japan (excluding heat-based system products), other leading worldwide product offerings include: CONSEPT F, OXYSEPT 1-STEP, ULTRACARE, ULTRAZYME and TOTAL CARE.

OUR MISSION

TO BECOME THE PARTNER OF CHOICE FOR EVER BETTER HEALTH CARE THROUGH THE VALUE OF OUR TECHNOLOGICAL INNOVATION, INDUSTRY LEADERSHIP, PARTNERING SKILLS AND RELATIONSHIPS, WORLDWIDE INFRASTRUCTURE, RESEARCH AND MANUFACTURING CAPABILITIES.

TO DEVELOP A UNIQUE LEVEL OF UNDERSTANDING OF OUR CUSTOMERS IN ORDER TO IMPLEMENT OPERATIONAL STRATEGIES THAT PROVIDE THE GREATEST VALUE FOR OUR CUSTOMERS AND STAKEHOLDERS.

OUR VISION

TO CONTINUE AS AN INNOVATIVE, TECHNOLOGY DRIVEN, GLOBAL HEALTH CARE COMPANY FOCUSED ON PHARMACEUTICALS IN SPECIALTY MARKETS THAT DELIVER VALUE TO CUSTOMERS, SATISFY UNMET MEDICAL NEEDS AND IMPROVE PATIENTS' LIVES.

In millions	2001	2000	% Change	% Change in Constant Currency
	Year Ended December 31,		Year-Over-Year	
NET SALES BY PRODUCT LINE				
SPECIALTY PHARMACEUTICALS				
Eye Care Pharmaceuticals	$ 745.8	$ 675.3	10 %	13 %
Skin Care	78.9	68.7	15 %	15 %
BOTOX/Neurotoxin	309.5	239.5	29 %	33 %
Total	1,134.2	983.5	15 %	18 %
OPTICAL MEDICAL DEVICES				
Ophthalmic Surgical	253.9	250.4	1 %	6 %
Contact Lens Care	297.1	328.7	(10)%	(4) %
Total	551.0	579.1	(5)%	0.1%
Total Product Net Sales	$1,685.2	$1,562.6	8 %	12 %
PRODUCTS SOLD BY LOCATION				
Domestic	55.4 %	51.7 %		
International	44.6 %	48.3 %		
EMPLOYEE DATA				
Number of employees	6,436	6,181	4 %	

RESEARCH AND DEVELOPMENT [1, 2]



In millions of dollars
Research and development as a percent of sales
11.1%
9.9%
11.6%
12.4%
12.8%
97
98
99
00
01
$125.8
$125.4
$162.9
$193.6
$216.5

DILUTED EARNINGS PER SHARE AS ADJUSTED [1, 2]



In dollars
+22.5%
+24.0%
+26.5%
+29.1%
97
98
99
00
01
$0.72
$1.02
$1.29
$1.60
$1.96

STRONG FINANCIAL PERFORMANCE IN A CHALLENGING ECONOMIC ENVIRONMENT

We are pleased to report on yet another year of strong performance with earnings per share increasing 22.5% over the prior year to $1.96, excluding the effect of certain one-time transactions and items in 2000 and 2001. With some 45% of our sales generated outside the United States, this high quality earnings result was achieved in the face of a strengthening U.S. dollar against virtually all other world currencies, which dampened the Company's sales by $57 million.

Four years ago, we established a set of aspirations to generate annual sales growth in the mid-teens percentage range, as measured in constant currency, and to increase earnings per share in excess of 20%. For the fourth year in a row, we successfully delivered on our earnings per share objective whilst continuing to increase our investments in the core growth drivers of our business – R&D and sales and marketing. In 1999 and 2000, we increased sales by over 15%, in constant currency, excluding the effect of discontinued products. In 2001, we did not quite achieve our aspiration with sales growth of 11.5%, in constant currency. Renewed strong growth naturally depends on the flow of new innovative products from R&D and approvals by regulatory agencies. We are delighted that 2001 was the most successful year in the history of Allergan for regulatory approvals. The launches for new products and approvals of new indications for BOTOX have led to stronger growth in the second half of the year, with total product sales in constant currency increasing almost 15% versus 8% in the first six months of the year. Additionally, our pharmaceutical business grew approximately 23%, in constant currency, in the second half of the year.

Again, in 2001, further expansion in our gross margins contributed to strong financial performance. Since 1997, we have been able to raise gross margins by over 1000 basis points from 64.9% to 75.7% in 2001. This has been driven not only by a steadily increasing pharmaceutical product sales mix, but continual gross margin improvements in virtually all of the Company's individual businesses. Careful management of costs and the benefits of higher throughput in only five efficient global manufacturing plants have contributed to this exceptional track record. Importantly, the Company diligently adhered to its ongoing policy of containing administrative costs. Our intent to better serve our customers is achieved through strategic reinvestment of a portion of our gross margin improvements into R&D and sales and marketing programs. R&D investment represented 12.8% of sales, an increase of 12% in dollars compared to 2000, excluding the one-time $40 million expense associated with the purchase of Allergan Specialty Therapeutics, Inc. in 2001 and the $2 million expense associated with partnering agreements in 2000. Since the end of 1997, our R&D team has been expanded by 42% to approximately 1,100 people and our sales forces have expanded by 44% to approximately 1,700 employees.

The Company finished the year in a strong financial position with a cash balance of $782 million and a positive net cash position of $167 million. In 2001, Allergan generated free cash flow of $224 million. Return-on-equity soared from 11.2% in 1997 to 26.8% in 2001, increasing from 24.5% in 2000. With tight controls, detailed management reports and accurate forecasting, we have been able to establish consistency in earnings and have now exceeded Wall Street analysts' consensus earnings estimates for 16 straight quarters.

STRONG INNOVATION

Allergan is a company that is driven by scientific innovation to address unmet medical needs. After three years of rapidly increasing R&D investment, 2001 was the year for numerous and important approvals of new products and new clinical indications. On March 16, 2001, as a first in the history of the Ophthalmic Division of the FDA, two glaucoma products from the same company were approved on the very same day: LUMIGAN

DAVID E. I. PYOTT, CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER



and ALPHAGAN P. Additionally, over the course of the year, LUMIGAN was approved in all the major markets of Latin America. In late 2001, LUMIGAN received a positive opinion from the Committee for Proprietary Medicinal Products in Europe, which should enable the product to be launched there in early 2002. BOTOX received approvals for several important therapeutic indications: cervical dystonia in Japan; spasticity in Canada and certain countries of the European Union; and hyperhidrosis in Australia, Canada, New Zealand and the United Kingdom. BOTOX for facial aesthetics (brow furrow) received the first regulatory approval in Canada and later in New Zealand and Argentina.

Following the banner year for approvals in 2001, we expect approximately five product approvals in 2002, three in 2003 and four in 2004 in the United States, Europe and Japan. For this reason, we believe that we have one of the deepest and broadest pipelines in the specialty pharmaceutical industry with strong internal R&D capabilities ranging from drug discovery, medicinal chemistry, formulation, all the way through to clinical development. Our development expertise is worldwide with R&D centers located in California, Europe and Japan. Internal competencies are strengthened through a network of collaborations with academic institutions, biotechnology firms and companies specialized in discovery tools and genomics. Furthermore, we have in-licensing arrangements with a significant number of large pharmaceutical companies in the United States, Europe and Japan.

STRONG MARKET POSITIONS

For yet another year, we can report that we have achieved global market share gains across most of the businesses in which we compete – ophthalmic pharmaceuticals, skin care, ophthalmic surgical products and contact lens care solutions. In the case of BOTOX, we declined a modest 3% share points, but retained an impressive global market share of approximately 90% as a new competitor entered this dynamic, rapidly expanding market.

As a modestly sized company within the pharmaceutical industry, we have primarily focused our energies on specialist markets and have earned substantial market shares within these segments by providing our customers with exceptional products and service. Ultimately, it is our goal to achieve No. 1 or No. 2 market share position in each of our market categories. Great products from a fine R&D organization are the starting point, thereafter, it is a question of rapid and superior execution in the marketplace. Meeting the needs of patients and exceeding the expectations of physicians in terms of customer service and scientific support are primary objectives. To this end, we are proud that our ophthalmic sales forces were ranked No. 1 for service and medical knowledge in the U.S. by ophthalmologists for the fourth year in a row in 2001, and for the second consecutive year in Canada, as reported in renowned independent market research surveys.

In 2001, we moved up from fourth position to third in ophthalmology, one step nearer to attaining our goal of world leadership in ophthalmology. Our strategy is to offer a full line of ophthalmic products that are leaders in their individual categories and to attain leadership in the most important market segment, glaucoma. Global sales of our glaucoma product line increased 19%, in constant currency, during 2001 driven by the launches of LUMIGAN and ALPHAGAN P. LUMIGAN was launched in the United States and most of the Latin American markets in 2001. We are pleased with the results to date and continue to believe that it has the potential of establishing itself as a best in class drug. With ALPHAGAN, we already possess the world's No. 2 drug for glaucoma. ALPHAGAN P, a new and improved formulation of the original product, offers the advantage of a much lower incidence of allergic response. Uptake of this product since its September 2001 launch in the United States has been very strong.

At $310 million in sales in 2001, BOTOX is the Company's largest product and represents one of Allergan's many high potential offerings. With the launch of a competitive product in the United States in early 2001, we retained an impressive 95% share of the U.S. market. Outside of the United States, the BOTOX business was successful in generating rapid market share gains in Europe, Latin America and Asia Pacific. Our significant investments in clinical development programs and the important approvals secured in 2001 led to a 33% growth in BOTOX sales, as measured in constant currency.

In the area of skin care, TAZORAC has established itself as a potent topical agent in the treatment of acne and psoriasis and has positioned Allergan as the fastest growing company within these United States markets. With an anticipated FDA approval in 2002 of tazarotene for the indication of photodamage, we foresee a powerful promotion synergy with BOTOX COSMETIC, once approved in the U.S., in the rapidly growing facial aesthetic market.

Our Surgical business delivered strong performance in Europe and Asia Pacific, with international sales growing double digits. This was offset by a marginal decline in the United States, which was caused by weak medical equipment sales. With a unique range of intraocular lenses for cataracts, and the launch of next-generation technologically advanced lenses in 2001, we were able to further strengthen our No.1 position in Europe and continue to gain share in Japan and the United States. Allergan also penetrated the refractive surgical market with the rollout of the AMADEUS microkeratome.

Sales of our contact lens care solutions were in marginal decline in 2001 faced with minor contraction of the world market. The use of higher value peroxide systems continues to migrate to less-expensive, more convenient one-bottle multi-purpose solutions. In addition, the market continues to be impacted by the increase in refractive surgery procedures and the rapid growth of disposable contact lenses. Given this challenging market environment, we are particularly pleased that we managed to gain global market share while substantially increasing business-segment profitability. Our successful strategy was based on the rapid growth of our COMPLETE brand of multi-purpose solutions where we have been able to establish premium pricing supported by a superior product in terms of eye comfort, innovative stylish packaging and a "no rub" claim.

SPIN OFF OF THE OPTICAL MEDICAL DEVICE BUSINESSES

In early 2002, we announced the spin off of the surgical and contact lens care businesses (together the optical medical device business) into a separate publicly traded company called Advanced Medical Optics, Inc. (AMO). This is the most invigorating event in the history of Allergan since Allergan itself was successfully spun out of SmithKline in 1989. This transaction should create greater opportunities and stimulate new innovation and growth in the fields of specialty pharmaceuticals and optical medical devices. The independent management teams will focus on their own core businesses that have fundamentally different market growth rates, R&D intensity and product life cycles. Independent of Allergan, and freed from Allergan's natural bias as a specialty pharmaceutical company to allocate resources to pharmaceuticals, AMO will be in a better position to make greater investments in new technologies, sales and marketing and pursue strategic alliances and collaborations in the field of optical medical devices. For Allergan, this completely fulfills our strategic vision to transform ourselves into a specialty pharmaceutical company. As a "pure play" specialty pharmaceutical company, Allergan looks forward to achieving mid-to-upper teens top-line sales growth rates and to accelerate its already robust earnings growth rate to the 22% to 25% range.

° ° ° ° °

We are particularly gratified that we again produced exceptional financial, operational and scientific results despite a challenging economic environment. This is a tribute to the strong management team and a highly talented group of associates worldwide who strongly identify not only with our financial goals, but seek personal satisfaction in fulfilling unmet medical needs, improving patients' lives and providing excellent service to medical professionals. In our industry, Allergan has been recognized by many as both an excellent place of employment with our high standards and personable "small" company atmosphere, as well as one of the best run companies in our sector. The Board of Directors and I wish to thank and recognize all of our employees' individual contributions.

With the spin off of the optical medical device businesses, we face significant and exciting change – change which will be better for each business. Allergan's management team, with rigorous processes and clear accountabilities, will successfully implement this transition with the objective of creating AMO as a strong and viable industry leader in optical medical devices. I wish the employees of AMO good fortune and great success in the future.



David E. I. Pyott
Chairman of the Board, President and Chief Executive Officer

A key component of Allergan's long-term strategy is to discover and develop innovative new products that address unmet medical needs in specialty markets. Focused investment on internal research and development efforts, combined with extensive industrial and academic collaborations, as well as in-licensing of compounds at various stages of clinical development, have led to a robust new product pipeline. In the last four years, Allergan has increased its investment in R&D by $91 million. At year end, the R&D team represented approximately 1,100 of the Company's employees.

Allergan's expertise in eye care has made the search for new medicines to attack sight-threatening diseases such as glaucoma and age-related macular degeneration a primary area of investment. In addition, it is Allergan's strategy to expand its leadership role in neurotoxin science, develop new potential applications for retinoids in skin care, cancer and metabolic disease, implement advances in technologies for cataract and refractive surgery, and improve the comfort properties and conditioning of its contact lens care systems.

ALLERGAN'S VISION INCLUDES THE DEVELOPMENT OF NEW POTENTIAL APPLICATIONS FOR RETINOIDS IN VARIOUS TYPES OF CANCER.



Product	Disease Target	Technology Alliances	PHASE Early	Late	Filed	Approved
SKIN CARE						
Tazarotene Cream (U.S.)	Photodamage		•	•	•	
Tazarotene Oral* (U.S./Europe)	Severe Acne		•			
Tazarotene Oral (U.S./Europe)	Severe Psoriasis		•	•		
OPHTHALMIC SURGICAL						
Array (Japan)			•	•	•	•
Clariflex Square IOL			•	•	•	•
Opti-Edge Sensar IOL			•	•	•	•
Sensar (Japan)			•	•	•	•
CONTACT LENS CARE PRODUCTS						
COMPLETE Upgrade C (Global)			•	•		

TECHNOLOGY COLLABORATIONS

Product	Disease Target	Company Alliances
Alpha Agonists	Neuropathic Pain	Acadia Pharmaceuticals, Inc.
Muscarinics	Glaucoma	Acadia Pharmaceuticals, Inc.
Compound Screening Library	General R&D	ChemRx Advanced Technology
High Throughput Screening*	General R&D	Aurora Biosciences Corp.
Neurotoxins	Pain	Centre for Applied Microbiology & Research (CAMR)
Neurotoxins	Neuromuscular Disease	Imperial College – Toxin Biology/Recombinant Technology
Panzem	Age Related Macular Degeneration (ARMD)	EntreMed, Inc.

COMMERCIAL COLLABORATIONS

Product	Disease Target	Company Alliances
Alocril	Allergy	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (Canada)
Tazorac Gel and Cream	Psoriasis and Acne	Procter & Gamble Pharmaceuticals, Inc. – General Practitioners (U.S./Canada)
Zorac Gel	Psoriasis and Acne	Pierre Fabre Dermatologie (Europe)
Zorac Gel	Psoriasis and Acne	Bioglan Pharmaceuticals Pharma PLC (Europe)
Amadeus Microkeratome	Refractive Surgery	SIS AG, Surgical Instrument Systems AG
Ancillary Surgical Products		Allegiance Health Care, Corp.
Refractive Surgery Products		VISX, Inc.
Contact Lens Care Products		Vistakon Division of Johnson & Johnson Vision Care, Inc.

TECHNOLOGY PIPELINE

Product	Disease Target	Technology Alliances	Early	Late	Filed	Approved
OPHTHALMIC PHARMACEUTICALS						
Alphagan/Timolol Combination* (Europe)	Glaucoma		•	•		
Alphagan/Timolol Combination* (U.S.)	Glaucoma		•	•	•	
Lumigan (Europe)	Glaucoma		•	•	•	•
Lumigan (Japan)	Glaucoma		•	•		
Lumigan/Timolol Combination (U.S./Europe)	Glaucoma		•	•		
Memantine Oral*	Glaucoma/Neuroprotection	Merz + Co. GmbH & Co./ Children's Hospital, Harvard	•	•		
Androgen Tear*	Dry Eye		•			
Restasis (U.S./Europe)	Dry Eye	Novartis/University of Georgia Research Foundation, Inc.	•	•		
ATX-S10* (U.S./Europe)	Age Related Macular Degeneration (ARMD)	Photochemical Co., Ltd.	•			
Vitrase	Severe Vitreous Hemorrhage	Ista Pharmaceuticals	•	•		
Epinastine (Europe)	Allergy	Boehringer Ingelheim	•	•	•	
Epinastine (U.S.)	Allergy	Boehringer Ingelheim	•	•		
Gatifloxacin (U.S.)	Anti-infectives: Bacterial Conjunctivitis	Kyorin Pharmaceuticals Co., Ltd.	•	•		
Tazarotene Prolifrative Vitreal Retinopathy (U.S.)	Drug Delivery	Oculex	•			
BOTOX/NEUROTOXIN						
BOTOX Cosmetic	Glabellar Lines (U.S.)		•	•	•	
BOTOX	Glabellar Lines (Europe)		•	•	•	
BOTOX	Glabellar Lines (Japan)		•			
BOTOX	Hyperhidrosis (U.S.)		•	•		
BOTOX	Hyperhidrosis (Europe)		•	•	•	•
BOTOX	Back Spasm		•			
BOTOX	Headache		•			
BOTOX	Adult Spasticity (U.S.)		•	•		
BOTOX	Adult Spasticity (Europe)		•	•	•	•
BOTOX	Adult Spasticity (Japan)		•			

(PHASE: Early, Late, Filed, Approved)

Health care product development is an uncertain process. Products reach market only after meeting specific criteria for efficacy and safety. There can be no assurance that any product undergoing clinical trials or pending regulatory approvals will be marketed.

This pharmaceutical pipeline includes products developed by Allergan and products for which Allergan has marketing rights.

* *These compounds and projects are owned by Bardeen Sciences Company. Allergan has certain commercialization rights regarding these compounds, and possesses an option under certain circumstances to acquire Bardeen. Bardeen has contracted with Allergan to perform certain research and development services regarding the compounds, although it has the right at any time to select another research and development services provider.*

GLAUCOMA

The world's second leading cause of blindness, glaucoma, is characterized by a slow, progressive loss of visual function due to damage to the optic nerve. The current medications on the market treat elevated intraocular pressure (IOP), which is the major risk factor in this disease. Allergan continues to work on improved agents for lowering IOP as well as drugs that may directly protect the optic nerve.

In laboratory studies, ALPHAGAN and other alpha-2 receptor agonists have been shown to upregulate a cell survival pathway that results in neuroprotection of retinal ganglion cells, the cells that die selectively in glaucoma. Two new patents for neuroprotection were granted in 2001 for ALPHAGAN.

Allergan is exploring another approach to neuroprotection of the retinal ganglion cells with memantine, an antagonist of the N-methyl-D-aspartate (NMDA) type of glutamate receptor. In laboratory studies, many investigators have shown that excessive glutamate accumulation can injure and kill neurons, including retinal ganglion cells. Memantine has the potential to block glutamate's ability to protect retinal ganglion cells from dying. The Phase III studies to test memantine's ability to prevent vision loss in glaucoma patients could take three to five years to complete since visual function is the end point and vision is lost slowly over many years. Allergan's technology focus in glaucoma continues to be on developing improved agents to achieve lower intraocular pressures and on agents which directly preserve visual function.

RETINAL DISEASE

The leading cause of blindness in people over the age of 50 is age-related macular degeneration (ARMD). Each year, approximately 10% of the estimated 13 million people with macular degeneration will suffer severe central vision loss due to the wet or advanced form, which is characterized by bleeding from ruptured new blood vessels that form under the central part of the retina, called the macula. The resulting scar tissue causes a loss of central vision.

Allergan has focused its R&D investment on developing novel approaches to treat this devastating disease. Targeted at inhibition of new blood vessel formation, Allergan's scientists are working on identifying small molecule inhibitors of growth factor signaling and a second-generation photodynamic therapy, ATX-S10. These programs are still in pre-clinical development, but there is a commitment to rapidly move these technologies into early human testing. Allergan's collaboration with Oculex Pharmaceuticals, Inc. provides a unique patented drug-delivery technology to selectively target retinal tissue.

OCULAR ALLERGY AND INFECTIONS

Allergan's strategy to provide a full range of best-in-class medications for the ophthalmic market led to in-licensing of two novel compounds, which are in late-stage development. Topical gatifloxicin, a potent broad-spectrum anti-infective agent for bacterial conjunctivitis, was in-licensed from Kyorin Pharmaceuticals Co., Ltd. A topical formulation of epinastine, a novel anti-histamine, for the treatment of ocular allergy, was in-licensed from Boehringer Ingelheim International GmbH.

DRY EYE

Dry eye, also known as keratoconjunctivitis sicca (KCS), is a painful, burning and irritating condition involving abnormalities and deficiencies in the tear film due to a variety of causes. Dry eye syndrome may lead to serious corneal damage, enhanced susceptibility to ocular infection, and potentially, significant visual loss and blindness. The incidence of dry eye increases markedly with age and after menopause in women. ANDROGEN TEAR is in Phase II development. Allergan's RESTASIS (cyclosporine ophthalmic emulsion 0.05%) is in Phase III clinical development for the treatment of dry eye. In 2001, Allergan and Inspire Pharmaceuticals, Inc. entered into a collaboration agreement to develop Inspire's INS365 OPHTHALMIC for the treatment of mild-to-severe dry eye. In addition to therapeutic approaches to dry eye, Allergan is committed to continually improving its product offering of artificial tears.

BOTULINUM NEUROTOXINS

Allergan continues to aggressively invest in research and development to support its global leadership position in the neurotoxin field. Allergan's strategy is focused on both expanding the approved indications for the current product, BOTOX, and pursuing new neurotoxin-based therapeutics. Major new approvals for BOTOX included the treatment of spasticity in Europe, the treatment of cervical dystonia in Japan and the first major market approval for the treatment of glabellar lines (brow furrow) in Canada. Major clinical studies for headache are underway at multiple centers around the world.

Allergan is utilizing its long experience with BOTOX to identify next generation neurotoxin therapeutics and has assembled a world class team of basic researchers, biologics product developers and clinicians to support its goal of neurotoxin leadership. With knowledge gained from its extensive research into the mechanism of action of botulinum toxins, Allergan is in a unique position to design new biologics to complement BOTOX in the marketplace.

SKIN CARE

The skin care pipeline is a reflection of Allergan's internationally renowned retinoid technology. A new drug application supplement was filed with the U.S. Food and Drug Administration to use tazarotene cream in the treatment of photodamage. An oral formulation of tazarotene successfully completed Phase II for the treatment of severe psoriasis and Phase III studies for this indication were initiated. Phase II studies for oral tazarotene in severe acne are nearly completed.

NEW TECHNOLOGIES

Allergan is leveraging its technology platform into new therapeutic areas. In collaboration with Acadia Pharmaceuticals, Inc. Allergan's scientists are investigating the use of receptor-selective alpha-2 agonists for the treatment of neuropathic pain. Another collaboration with the Centre for Applied Microbiology & Research (CAMR) is focused on engineering neurotoxins to treat severe pain.

The Company's receptor-selective retinoid technology has potential use in many therapeutic areas including cancer, diabetes, dyslipidemia and bone disease.

Allergan has submitted five filings for new drugs around the world in 2001. Allergan's promising pipeline of innovative products in specialty markets are the result of years of very focused research and development.

Years of experience as a global leader in eye care have resulted in the rapid growth of Allergan's ophthalmic pharmaceuticals business. With an expertise in discovering and developing new therapeutic agents for conditions and diseases of the eye, Allergan is positioning itself to take over the No. 1 position in the global ophthalmic market by establishing the largest ophthalmic sales force in the world and by making significant investments in eye care research and development projects. As of the beginning of 2002, Allergan has the largest sales force in ophthalmology in North America, Europe, Latin America and Asia, outside of Japan. The Allergan sales force has been ranked No. 1 in the U.S. for the fourth year in a row by ophthalmologists according to an independent survey by Scott-Levin and was again ranked first in Canada in an independent survey conducted by Market Research Canada.


ALLERGAN
NDC 0023-9177-05
Alphagan P
(brimonidine tartrate
ophthalmic solution)
0.15%
P
5 mL

ALPHAGAN P


Alphagan
Wirkstoff:

ALPHAGAN


ALLERGAN
LUMIGAN
Bimatoprost
Solución

LUMIGAN

$250.9 : The ALPHAGAN Franchise



$36.4 : LUMIGAN

$459.5 : Other

Including:
ACULAR, ALOCRIL,
OCUFLOX and REFRESH

GLOBAL SALES : Ophthalmic Pharmaceuticals


LASER APERTURE

OPHTHALMIC PHARMACEUTICALS NET SALES

In millions of dollars / as percent of total net sales



99 $571.2 | 41% 00 $675.3 | 43% 01 $745.8 | 44%

Allergan's eye care pharmaceutical products treat a broad range of diseases from glaucoma, ocular infection and inflammation to ocular allergy. The global market for eye care pharmaceuticals continues to grow steadily at an annual rate of approximately 12% amounting to approximately $5.4 billion.

In 2001, Allergan increased its worldwide market share in ophthalmic pharmaceuticals from 12.8% to 13.5% as a result of its solid sales and marketing capabilities in over 100 countries around the world. For the year, Allergan's global sales of ophthalmic pharmaceutical products amounted to $745.8 million, an increase of 13.4%, in constant currency, over the prior year.

GLAUCOMA

Glaucoma is the world's second leading cause of blindness, characterized by a slow, progressive loss of visual function due to damage to the optic nerve. Elevated intraocular pressure (IOP) is a major risk factor of this disease and recent findings from such experts as the Advanced Glaucoma Intervention Study (AGIS) suggest that achieving lower levels of IOP can slow the progression of the disease. It is estimated that over 60 million people worldwide have glaucoma, making it the largest segment of the eye care pharmaceutical market with annual revenues of approximately $1.8 billion and a market growth rate of approximately 10% annually.

Allergan's focus on developing innovative approaches to managing this sight-threatening disease led to the discovery of a new class of drugs, prostamides, which are potent ocular hypotensive agents. In April 2001, the first synthetic prostamide analog, LUMIGAN (bimatoprost ophthalmic solution 0.03%), was launched in the United States. In addition to the United States, LUMIGAN has been approved and launched in eight countries including Brazil, Argentina and Mexico in 2001 with LUMIGAN sales amounting to $35.4 million. The Committee for Proprietary Medicinal Products (CPMP) recommended the approval of LUMIGAN in late 2001 and the Company expects to launch LUMIGAN in the 17 European countries in the first half of 2002. It is anticipated that by the end of 2002, LUMIGAN will be launched in all major markets across the world, excluding Japan. Allergan recognizes the market potential for ophthalmic pharmaceuticals in Japan and will develop LUMIGAN over the next several years as the Company's first directly marketed product in the world's second largest ophthalmic market. In 2002, LUMIGAN is expected to enjoy strong expansion based on increased utilization by American ophthalmologists; excellent reimbursement coverage by managed health care plans; the launch across the European Union and approvals in additional countries, especially in the Asia Pacific region, and the publication of significant data from additional clinical studies comparing LUMIGAN's performance versus competitive agents.

ALLERGAN EVALUATES NOVEL COMBINATIONS OF LASERS AND COMPOUNDS TO TREAT RETINAL DISEASES SUCH AS AGE-RELATED MACULAR DEGENERATION (ARMD).

Additionally, Allergan expanded its offering of IOP-lowering drugs with the FDA approval of ALPHAGAN P (brimonidine tartrate ophthalmic solution 0.15%) preserved with PURITE. ALPHAGAN P has demonstrated comparable efficacy to ALPHAGAN with 41% less incidence of ocular allergy and is a welcome addition to the ALPHAGAN product line. Since the launch of ALPHAGAN P in the United States, the total ALPHAGAN franchise share growth has accelerated. For the year, ALPHAGAN remains the world's second largest glaucoma and overall the world's second largest ophthalmic drug. In 2001, ALPHAGAN and ALPHAGAN P sales totaled $250.9 million, an increase of 9.6%, at constant currency, over the prior year sales of ALPHAGAN. Allergan has grown its total glaucoma franchise by 18.9%, at constant currency, and has increased its worldwide glaucoma market share from 11.7% to 12.7%.

In December 2001, Allergan signed a global license agreement with Laboratories Thea S.A. of France for the use of the ABAK system in most countries around the world outside of North America. The ABAK is a packaging system that delivers eyedrops without the need for preservatives. ALPHAGAN and LUMIGAN will be the first products to utilize the ABAK system. In the third quarter of 2001, Allergan filed a new drug application with the U.S. FDA for a brimonidine and timolol combination.

Through the success of its currently marketed products and continuing R&D investment in the development of new compounds to treat glaucoma, Allergan is well-positioned to become the global leader in the glaucoma market.

OCULAR INFLAMMATION, INFECTION AND ALLERGY

The global markets for ocular therapeutic products to treat inflammation, infection and allergy amounts to just over $1.2 billion combined and are growing at rates of 8%, 11% and 16%, respectively.

Allergan's OCUFLOX (ofloxacin ophthalmic solution 0.3%) is the leading ocular anti-infective prescribed by ophthalmologists in the United States for the treatment of bacterial conjunctivitis, more commonly known as "pink eye", with 38% market share. ACULAR (ketorolac tromethamine ophthalmic solution 0.5%), prescribed for use before and after cataract and refractive surgeries, continues to be the No. 1 prescribed non-steroidal anti-inflammatory (NSAID) with 69% U.S. market share. ALOCRIL (nedocromil sodium 2%) continues to gain market share in the very competitive ocular allergy marketplace with 7% of the U.S. market.

ARTIFICIAL TEARS

It is estimated that over 60 million people worldwide use lubricating tears. The market approximates $420 million annually and is growing at a rate of 12%. Thanks to its broad range of tears products and especially its leading brand of artificial tears REFRESH, Allergan is No. 1 both in the United States and worldwide, and captured 21% of this market.

During the year, Allergan added REFRESH LIQUIGEL, a unique extra-strength formula containing one of the most effective lubricant and preservative systems, to the REFRESH product line. This innovative new product combines the strength of a gel with the convenience of a liquid eye drop. In addition, the extensive REFRESH product line includes REFRESH PLUS, the No. 1 unit dose tear worldwide; REFRESH TEARS, the No. 1 multi-dose product in the U.S.; and REFRESH PM, for overnight relief of dry eye. Additionally, Allergan has CELLUVISC, the product most often recommended for severe dry eye. Other products Allergan markets throughout the world include the lubricants LIQUIFILM and LACRI-LUBE, and the decongestant LERIN.

OUTLOOK

Dry eye and sight-threatening diseases such as glaucoma and retinal disease remain significant areas of focus for Allergan's research and development team. Our strategy in ophthalmology is to offer eye care specialists a full range of products covering all of their therapeutic needs. In the last few years, we have been able to fill the few gaps in our portfolio of products, most notably in the field of retinal diseases. Ongoing investment in discovery, development and efforts to secure in-licensed compounds should continue to provide Allergan with a comprehensive and unrivaled ophthalmic pipeline. This pipeline, along with our strong sales and marketing capabilities, should help position Allergan to capture the No. 1 position in the worldwide ophthalmic pharmaceuticals market.

Over the past decade, the uses of BOTOX (botulinum toxin type A) have expanded as scientists and physicians continue to recognize its broad applicability. Originally used in the treatment of certain ophthalmic movement disorders, BOTOX therapy is now widely accepted in many regions around the world as the gold standard for indications ranging from therapeutic neuromuscular disorders and related pain to cosmetic facial aesthetics. BOTOX therapy also carries the unique distinction of being the only product of its kind with over 10 years of successful clinical experience in people worldwide.

In 2001, BOTOX therapy expanded its international leadership position with the increase in global revenue to $309.5 million, an increase of 32.7% in constant currency over 2000. Even as competitive products entered the marketplace, BOTOX therapy remained unsurpassed, enjoying an estimated 90% global market share. In the United States, with a competitive product launched in January 2001, BOTOX held a 95% market share for the year. Now marketed as both BOTOX and BOTOX COSMETIC depending on the indication and country of approval, Allergan has successfully expanded the product's regulatory approvals worldwide. By the end of 2001, the BOTOX product was approved in 70 countries for a broad range of indications with additional submissions either filed or on the horizon.

The prospects for strong BOTOX growth are exceptional. This growth is driven in part by Allergan's strong investment in clinical development programs that have led to the publication of data on the safety and efficacy of BOTOX therapy. This data helps drive regulatory approvals around the world for both therapeutic and cosmetic indications.

The Company is committed not only to the further development of the BOTOX product through its ongoing clinical development programs for a range of therapeutic disorders and aesthetic enhancements, but also to pursuing new directions in neurotoxin therapy as guided by scientific advances and patient needs.


BOTOX
Cosmetic

BOTOX COSMETIC : CANADA


Toxina Clostrid
Botulinum Tipo A
BOTOX

BOTOX : ARGENTINA


BOTOX
100
UNITS

BOTOX : GERMANY


43 : Strabismus
76 : Blepharospasm
18 : Adult Spasticity
43 : Cerebral Palsy
48 : Cervical Dystonia
13 : Glabellar Lines
12 : Hyperhidrosis

COUNTRY APPROVALS : BOTOX Therapy


Botulinum
Toxin Type A
BOTOX
100
UNITS
Purified
Neurotoxin
Complex
LOT

BOTOX NET SALES

In millions of dollars / as percent of total net sales



99 $175.8 | 13%

00 $239.5 | 15%

01 $309.5 | 18%

THERAPEUTICS

The BOTOX product possesses a unique combination of a proven efficacy record and a distinguished safety profile for a breadth of therapeutic uses. These therapeutic indications continued to gain acceptance, both in clinical practice, and as new indications received approval or were launched across the globe during 2001.

CERVICAL DYSTONIA

Cervical dystonia (spasmodic torticollis), a common movement disorder, is characterized by involuntary muscle contractions that force the head and neck into painful abnormal positions. BOTOX therapy has become the standard of care for treating cervical dystonia in many parts of the world as it allows for a decrease in localized muscle activity and reduces abnormal head position and related pain.

BOTOX therapy was approved for the treatment of head position and neck pain associated with cervical dystonia by the FDA in December 2000. Prior to FDA approval, BOTOX therapy was used by clinicians as the treatment of choice and reimbursed by the United States government in its Medicaid program and most private health care plans for more than a decade. It was also launched in Japan in 2001 for the treatment of cervical dystonia, offering a proven treatment alternative to patients suffering from this disorder. The approval in Japan increased the worldwide approvals for BOTOX therapy for the treatment of this disorder to 49 countries. It has been well-received and rapidly accepted across Japan by physicians and patients alike.

JUVENILE CEREBRAL PALSY

Juvenile cerebral palsy is a neurologic disorder characterized by the brain's inability to regulate muscle tone, strength, and fluidity of movement needed to perform motor tasks. In children, BOTOX therapy treats the affected muscle, such as the calf, to relax the muscle and increase flexibility. This increased freedom of movement allows children to stretch rigid muscles and gives them the opportunity to learn how to walk and maximize the benefit of physical therapy.

BOTOX therapy is approved in 43 countries for this use and clinical development continues for additional approvals around the world.

BOTOX THERAPY IS NOW WIDELY ACCEPTED AS THE GOLD STANDARD FOR INDICATIONS RANGING FROM THERAPEUTIC NEUROMUSCULAR DISORDERS AND RELATED PAIN TO COSMETIC FACIAL AESTHETICS.

ADULT SPASTICITY

Post-stroke adult spasticity occurs when the muscle does not respond to the nervous system's signal to relax. As a result, the muscle remains contracted, which can result in pain, restricted mobility and can seriously interfere with a patient's ability to perform daily activities such as dressing and hygiene. BOTOX therapy treats spasticity by targeting the affected muscle and allowing those specific muscles to relax. This relaxation effectively decreases post-stroke spasticity and improves functional disability in daily life for approximately four months after treatment.

In 2001, BOTOX therapy received a positive opinion for approval from the European Committee for Proprietary Medicinal Products (CPMP). Seven licenses have already been issued for the treatment of focal spasticity of the hand in adult post-stroke patients in Spain, Norway, Iceland, Ireland, Germany, Finland and Luxembourg and the remaining seven licenses are expected to be issued throughout the first quarter of 2002 (Austria, Belgium, Denmark, Greece, Italy, Portugal, and Sweden). During the year, the Company also received approval in Canada for the management of upper limb spasticity associated with stroke in adults. Having already been approved in Switzerland in 2000, and following these approvals and licenses, BOTOX therapy will now be approved in 24 countries for the treatment of post-stroke spasticity. Adult spasticity Phase II trials have begun in Japan and Phase III trials are in progress in the United States. Approval for this indication is also under review in France and the United Kingdom.

HYPERHIDROSIS

Hyperhidrosis is a chronic disorder of excessive sweating that may affect any body part, but particularly the underarms, palms, face or soles of the feet. This condition can cause significant problems in a person's private and professional life and has been shown to have a negative impact on the emotional well being of those suffering from the disease. BOTOX therapy offers new hope to those afflicted by reducing the stimulation of overactive sweat glands in the affected area for up to seven months.

In 2001, BOTOX therapy was approved to treat hyperhidrosis in countries such as Australia, Canada, New Zealand and the United Kingdom and is now approved in 10 countries overall. The Company intends to file for this indication in the U.S. during 2003 and will file in 14 additional European countries under the Mutual Recognition Process with Ireland serving as the Reference Member State in 2002.


BOTOX
Cosmetic™
(Botulinum Toxin Type A
For Injection)
Purified Neurotoxin Complex

AESTHETICS

The secret is out. It's not magic. It's BOTOX COSMETIC.

Over the last few years, it seems everyone has been talking about BOTOX as a wrinkle remover. It's been reported in the news. It's been written about in fashion, health and beauty magazines. Friends have told friends. Mothers have told daughters. Wives have told husbands. Now, in all approved markets, Allergan can tell everyone about the secret of BOTOX COSMETIC.

BOTOX COSMETIC is a simple and quick, minimally invasive treatment that produces dramatic results in a very short period of time. Now marketed as either BOTOX or BOTOX COSMETIC depending on the country of approval, the product relaxes wrinkle-causing muscles to smooth the deep, persistent lines between the brow that have developed over time. BOTOX COSMETIC reduces those stubborn lines within 24 to 48 hours. The effect of BOTOX COSMETIC lasts for up to four months and there is no downtime or recovery period.

The enthusiasm for the cosmetic use continued to increase as approvals were received in 2001. The first North American approval for BOTOX COSMETIC was received in Canada in April 2001 and the approval in the United States is expected in 2002. The Canadian approval launched the first direct-to-consumer marketing campaign aimed at building the market for BOTOX COSMETIC. The experience gained from the Canadian marketing campaign will be incorporated into the advertising drive in the United States, once approval is received, which is expected to utilize both print advertisements and television commercials. The current Canadian campaign is intended to intensify market awareness as new consumers are introduced to the superior effects of BOTOX COSMETIC. In addition, the promotional material Allergan can provide in countries where it is approved for this indication is designed to help interested consumers find knowledgeable physicians. Aesthetically oriented physicians will also be offered training in those countries to further expand the base of qualified physicians as the expected demand for BOTOX COSMETIC grows.

Viewed as one of the product's biggest sales growth drivers, the approvals for BOTOX (BOTOX COSMETIC) for the treatment of glabellar lines increased to 10 countries with applications pending in the United States, Australia, France and various other countries throughout the world.

Allergan focused its resources on the high growth markets of acne and psoriasis in the U.S. and Canada while modestly building its presence outside North America. Combined, the U.S. topical acne and psoriasis markets generated over $900 million in 2001 and grew by over 16% from 2000, making them two of the most attractive segments in the overall dermatology market. Within these markets, Allergan performed excellently, recording the highest in-market growth of any dermatology company.

For the year, Allergan's global sales of skin care products amounted to $78.9 million, an increase of 15.1% in constant currency over the prior year.

TAZORAC GEL & TAZORAC CREAM

The current flagship skin care product for Allergan is TAZORAC (tazarotene gel 0.05% and 0.1% and tazarotene cream 0.05% and 0.1%), a topical, receptor-selective retinoid specifically designed to deliver effective action for the treatment of both psoriasis and acne. TAZORAC Cream (0.05% and 0.1%) was approved in 2000 for the treatment of psoriasis and TAZORAC Cream 0.1% was approved in 2001 for the treatment of mild-to-moderate acne. The approval of TAZORAC Cream for facial acne provided physicians an effective new prescription alternative for treating a broader range of patients with varied skin types.


Zorac®
1% Gel

ZORAC : INTERNATIONAL



AZELEX : UNITED STATES


30 grams
TAZORAC
Cream

TAZORAC CREAM : UNITED STATES


: December 2001
: September 2001
: June 2001
: March 2001
: December 2000

TAZORAC U.S. PRESCRIPTION GROWTH : *Prescriptions in Thousands*



SKIN CARE NET SALES

In millions of dollars / as percent of total net sales



99
$76.6 | 5%
00
$68.7 | 5%
01
$78.9 | 5%

TAZORAC sales have reaped the benefits of previous investments in head-to-head clinical studies comparing TAZORAC to various competitive products that demonstrated not only its potency, but also its lack of irritation when used appropriately. U.S. market share for TAZORAC in the combined topical acne and psoriasis markets grew from 3.1% in 2000 to 4.4% in 2001, outpacing the Company's key competition and demonstrating its effectiveness compared to other treatments. Since the beginning of 2001, TAZORAC new prescriptions and total prescriptions have grown over 100% and 90%, respectively, according to Scott-Levin data. Based on the success of TAZORAC with U.S. dermatologists, an agreement was reached with Procter & Gamble Pharmaceuticals to detail TAZORAC to general practitioners in the U.S. and Canada. The product was also launched by Allergan in 2001 in Brazil and Mexico.

In addition, ZORAC, an alternative registered brand for TAZORAC, was marketed via partnerships with Pierre Fabre Dermatologie and Bioglan Pharma PLC in Europe, the Middle East and Africa. TAZORAC/ZORAC has been one of Allergan's fastest growing products with worldwide sales of $45.4 million, up 39.5% in constant currency over the prior year.

OTHER SKIN CARE PRODUCTS

Other key products in Allergan's skin care line include AZELEX, indicated for mild-to-moderate acne; FLUOROPLEX, approved for the treatment of actinic (solar) keratoses (small red or skin color growths that appear as a result of overexposure to the sun); and MD FORTE, a physician-recommended line of aesthetic skin care products containing alpha hydroxy acids.

The future of the Company's skin care business will be driven, in part, by the continuing acceptance of TAZORAC in the market and by ongoing targeted research and development to expanding the use of the tazarotene molecule. In 2001, this dedication resulted in the filing of tazarotene for the treatment of photodamage. Photodamage is a breakdown of the skin's structure as a result of overexposure to the sun and characterized by blotches, fine wrinkles, rough skin texture and an uneven skin tone. Oral tazarotene is currently in development for the treatment of both acne and psoriasis and represents a key entry into two substantial oral treatment markets.

ALLERGAN CONTINUALLY ANALYZES ITS PRODUCTS TO GUARANTEE THEIR STABILITY, PURITY AND QUALITY.

Allergan utilizes its eye-care expertise to provide superior surgical products to the cataract and refractive markets. With a focus on the high-technology and high-margin segments of these markets, Allergan has dramatically improved the gross margin and operating profitability of its surgical business over the last four years. Allergan is the second largest surgical company in the global $1.5 billion cataract surgery market. In the fastest growing segment of this market, the $500 million foldable intraocular lens (IOL) segment, Allergan is the fastest growing company, as it offers surgeons a choice of high-quality, innovative monofocal silicone and acrylic, and multifocal silicone products with the latest technological innovations and a system of implantation devices. Allergan holds the No. 2 position with approximately 29% of the foldable IOL worldwide market share. In Europe, Allergan has now captured the clear No. 1 position in foldable IOLs. In the segment of silicone foldable IOLs, Allergan is the undisputed world market leader with over 60% share. Allergan also recently entered the rapidly growing $2.4 billion worldwide refractive surgery market with the AMADEUS microkeratome. A microkeratome is a device which is used in conjunction with a laser to perform LASIK surgery.



THE SOVEREIGN PHACOEMULSIFICATION SYSTEM



THE AMADEUS MICROKERATOME SYSTEM



THE AMADEUS MICROKERATOME HAND PIECE



: 29% – No. 2 Global Market Position
2000 : 27% Market Share
1999 : 25% Market Share

GLOBAL MARKET SHARE : Moving Annual Total as of Third Quarter



OPHTHALMIC SURGICAL NET SALES

In millions of dollars / as percent of total net sales



99 $222.9 | 16%

00 $250.4 | 16%

01 $253.9 | 15%

Allergan Surgical sales were $253.9 million in 2001, up 5.8%, in constant currency, over last year. The surgical business was adversely impacted by the weak sales of phacoemulsification equipment as a result of the slowdown in the U.S. economy. With a 4-5 year replacement cycle, ophthalmic surgeons were in a position to postpone their purchases. These weak market conditions were experienced by most companies selling ophthalmic medical equipment.

CATARACT SURGERY

Allergan pioneered small-incision cataract surgery and multifocal intraocular lenses (IOL) and continues to focus on three major segments of the cataract surgery market: foldable IOLs implanted in the lens capsule to restore sight; phacoemulsification machines used for the surgical removal of the clouded human lens from the lens capsule prior to its replacement with the artificial lens; and related surgical accessories such as implantation systems, viscoelastics and disposables.

PHACOEMULSIFICATION

Phacoemulsification machines use ultrasound energy to break up the cataract and remove it from the lens capsule during small-incision cataract surgery. Allergan markets the largest family of phacoemulsification machines in the marketplace, SOVEREIGN, DIPLOMAX and PRESTIGE. For the premier SOVEREIGN machine, an exciting new software technology named WHITESTAR was launched in November at the American Academy of Ophthalmology. The WHITESTAR technology allows for a dramatic decrease in the amount of energy delivered to the eye. The power modulations reduce the risk of heat buildup generation due to blockage at the tip of the phaco hand piece during surgery and greatly reduces the risk of wound burn, a serious adverse incident during surgery. Advanced microprocessors regulate ultrasound energy, which results in greater efficiency and control during surgery, and greater safety for the patient.

ALLERGAN PRODUCTS UNDERGO RIGOROUS QUALITY CONTROL TESTING TO ENSURE THE HIGHEST POSSIBLE STANDARDS FOR OUR CUSTOMERS.

FOLDABLE INTRAOCULAR LENSES

Allergan produces a wide range of foldable IOLs manufactured in both silicone and acrylic. When used with the patented UNFOLDER Gold, Silver or Sapphire implantation systems, Allergan's foldable IOLs can be implanted through incisions from 2.8 mm to 3.2 mm, depending on the IOL material. Small incisions reduce ocular trauma and are less likely to induce astigmatism than large incisions.

MONOFOCAL INTRAOCULAR LENSES

A new generation of our SENSAR acrylic IOL, the SENSAR with OptiEdge, was launched in the U.S., Europe and Japan in 2001. SENSAR with the patented OptiEdge design, was developed with a sharp, vertical square edge on the posterior side where it comes in contact with the lens capsule and a round anterior surface. These features were designed to reduce post-surgical opacification of the posterior capsule. This new design is also intended to reduce the potential for unwanted glare and reflections.

A new, third generation of our PHACOFLEX II silicone lens called the CLARIFLEX with the OptiEdge design was introduced in the U.S. and Europe and will be launched in early 2002 in Japan.

MULTIFOCAL INTRAOCULAR LENSES

The ARRAY silicone multifocal IOL, using a series of optical zones, provides a range of vision from near to far and significantly reduces the patient's dependence on eyeglasses. The ARRAY provides distance vision comparable, and near vision superior, to monofocal IOLs. The ARRAY is the only multifocal IOL marketed in the U.S. Clinical data and evidence demonstrating specific clinical advantages and superiority over existing lenses allowed the ARRAY to gain new technology IOL (NTIOL) status and a higher Medicare reimbursement for physicians. As a further significant evolution in the use of this product, the ARRAY was recently approved in Europe to treat presbyopia following refractive lensectomy, or the removal of the natural lens. Presbyopia is an age-related loss of the ability to focus on near objects. It affects most people by their mid 40s and progresses with age.

SURGICAL ACCESSORIES

Allergan co-markets disposable procedure packs with Allegiance, a subsidiary of Cardinal Health, throughout the United States, Europe, Africa and the Middle East. The pack business fits with the strategic core of Allegiance's hospital supply business and has enjoyed high rates of growth and market share gains in recent years. For Allergan, the cooperation has permitted us to focus our selling resources on our specialty products while supplying our customers with critical disposable products.

REFRACTIVE SURGERY

In 2001, the U.S. refractive surgery market grew by 25% with over 1.4 million refractive surgeries performed. There is considerable potential for market growth as there are an estimated 52 million Americans who are candidates for the procedure. Outside the U.S., the European and Japanese markets hold the greatest potential for growth. The Company is developing alliances with VISX and other laser companies to partner in these geographic areas as its marketing strategy is rolled out.

Allergan has an exclusive worldwide distribution agreement with Surgical Instrument Systems AG (SIS) of Switzerland to market the AMADEUS microkeratome. In 2001, this product was launched in many markets around the world. Microkeratomes are used in LASIK, the most popular refractive procedure, to cut a flap of corneal tissue that is folded back prior to the laser procedure and returned to its original position after the laser ablation is complete. A surgeon's primary criteria for selecting a microkeratome is reliability. The simple-to-use computer monitoring unit, one-handed operation, a highly reliable vacuum system, and an integrated blade-loading system, make the AMADEUS one of the most reliable and precise microkeratomes on the market today.

In the fourth quarter of 2001, the Company signed an agreement with OPHTEC BV and OPHTEC USA, Inc. to market a new Phakic IOL based on OPHTEC's ARTISAN lens technology in North America and Japan exclusively. In the European region and the rest of the world OPHTEC will continue to distribute the ARTISAN lens and the Company will market and sell its own brand. Lens implants have experienced a growing level of interest as an alternative refractive treatment method for myopia, hyperopia and astigmatism, particularly for patients where LASIK is not an option. Allergan intends to launch the new product in 2002 in selected markets around the world.

Additionally, Allergan has a marketing alliance with VISX, the market leader in excimer laser systems for vision correction in the U.S. VISX and Allergan, as leaders in their respective fields, are ideal partners to satisfy surgeons' product needs.

The Contact Lens Care business, though in marginal sales decline, provides attractive operating margins and generates significant cash flow due to its positive gross margins and relatively low R&D intensity. The worldwide contact lens care market is an approximately $1.2 billion industry, with the expansion of refractive surgery and of disposable contact lenses restricting market growth. Although category growth has slowed worldwide, the dedication remains to capture market share globally and address consumers' needs.

Allergan is the No. 2 contact lens care company in the world, and the No. 1 company in Europe and Japan (excluding heat-based system products). Its leading worldwide brands include COMPLETE, COMPLETE BLINK-N-CLEAN, CONSEPT F, OXYSEPT 1-STEP, ULTRACARE, ULTRAZYME, and TOTAL CARE.

For the year, despite the challenging market environment, Allergan gained greater market share globally than any of its leading competitors, while significantly increasing the overall profitability of the business. This resulted from a concerted focus on higher growth areas and higher margin value-added brands, especially COMPLETE. In the fast-growing Asia Pacific Region, Allergan's sales increases were augmented by the launch of a more convenient one-step peroxide product, CONSEPT ONE STEP. For the year, Allergan's global sales of contact lens care products amounted to $297.1 million, a decrease of 4.4%, in constant currency, over the prior year. This decline in sales was in part caused by the continued transition in the market from hydrogen peroxide solutions, of which Allergan has historically been the market leader, to one-bottle multi-purpose solutions. As COMPLETE continues to grow and peroxides become a smaller portion of Allergan's overall product mix, we expect the total volume decline to slow.


COMPLETE
Blink-N-Clean
ALLERGAN
COMPLETE
All-In-One Solution
Solution tout-en-un
Cleans
Nettoie
Rinses
Rince
Disinfects
Désinfecte
Lubricates
Lubrifie
ALLERGAN
Oxysept
1Step
Disinfecting Solution

COMPLETE BLINK-N-CLEAN : UNITED STATES

COMPLETE MULTI-PURPOSE SOLUTION

OXYSEPT 1 STEP : CHINA

1999 : 10% Market Share



2000 : 14% Market Share

2001 : 17% – No. 3 Global Market Position

COMPLETE MULTI-PURPOSE SOLUTIONS GLOBAL MARKET SHARE : Moving Annual Total as of Third Quarter


225

CONTACT LENS CARE PRODUCTS NET SALES

in millions of dollars / as percent of total net sales


99
$359.7 | 25%
00
$328.7 | 21%
01
$297.1 | 18%

COMPLETE MULTI-PURPOSE SOLUTION

In response to changing contact lens product offerings such as frequent replacement lenses, consumers are searching for more convenient lens care regimens. The market continues to evolve toward greater use of one-bottle, multi-purpose solutions and versatile eye drops for lens wearers.

In 2001, COMPLETE, Allergan's multi-purpose solution, was approved by authorities in the United States, Canada, Europe, as well as in a number of other countries, for cleaning and disinfecting frequent replacement soft contact lenses without having to rub them. Importantly, the comfort and performance of the product with the new "no rub" claim was found to be as good or better than products that require a rubbing step. Its proprietary formulation has a built-in eye lubricant, which conditions lenses and provides a shield of moisture and prolonged lubrication between the lens and eye. The product is preferred by a growing number of practitioners and consumers who appreciate and recognize its superior comfort. The worldwide multi-purpose solution market grew last year at a rate of almost 11%. However, COMPLETE remained the fastest-growing multi-purpose solution in the world, growing at an in-market rate of 31%, with rapid share growth in Japan, Greater China, and Europe.

COMPLETE BLINK-N-CLEAN

Changes in lens technologies drive the need for new products to address consumer demand. One of these new segment developments is a convenient in-eye lens cleaner that allows contact lens wearers the ability to comfortably wear their lenses for a longer duration of time. COMPLETE BLINK-N-CLEAN Lens Drops address this demand through a unique blend of gentle-to-the-eye cleaning agents in a tear-like formula that conveniently dissolves away material that causes irritation and discomfort. More than just a rewetting drop, COMPLETE BLINK-N-CLEAN Lens Drops allows contact lens wearers the enjoyment of cleaner, clearer lenses for a longer period of time by preventing protein-film buildup and ensuring lenses stay fresh and vision remains clear.

The sustainability of the COMPLETE brand and the technology in contact lens care are an integral part of the success of this business. Leveraging this technology to continually improve the comfort properties and conditioning of contact lens care systems, as well as utilizing our vast knowledge of ophthalmic needs, are the basis for our value-added strategy.

CONSUMER NEEDS ARE ADDRESSED BY LEVERAGING TECHNOLOGY TO CONTINUALLY IMPROVE THE COMFORT AND CONDITIONING OF CONTACT LENS CARE SYSTEMS.

DAVID E. I. PYOTT, 48 – Chairman of the Board, President and Chief Executive Officer. Mr. Pyott joined Allergan in January 1998 as its President and Chief Executive Officer, and was appointed as Chairman of the Board in 2001. Previously he was Head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 through 1997. Mr. Pyott has over 20 years of international experience in nutrition and health care.

F. MICHAEL BALL, 46 – Corporate Vice President and President, North America Region and Global Eye Rx Business. He was the former President of Syntex Inc. Canada and Senior Vice President of Syntex Laboratories. Mr. Ball has over 20 years of health care experience in the marketing and sales of pharmaceutical products. He joined Allergan in 1995.

ERIC K. BRANDT, 39 – Corporate Vice President and Chief Financial Officer. Mr. Brandt joined Allergan from the Boston Consulting Group where he was a Vice President and Partner, and a senior member of the BCG Health Care practice. At BCG, Mr. Brandt was involved in high level consulting engagements with top global pharmaceutical, managed care and medical device companies, focusing on corporate finance, shareholder value and post-merger integration. He joined Allergan in 1999.

DAVID A. FELLOWS, 45 – Corporate Vice President and President, Europe, Africa, Asia Pacific Region. He also served as Director of Marketing for Allergan Canada and Senior Vice President of Global Pharmaceutical Strategic Marketing and Vice President of U.S. Eyecare Marketing. Mr. Fellows has 22 years of pharmaceutical sales, marketing and business development experience. He joined Allergan in 1980.

DOUGLAS S. INGRAM, ESQ., 39 – Corporate Vice President, General Counsel and Secretary. Mr. Ingram joined Allergan from Gibson, Dunn & Crutcher in 1996. Mr. Ingram has over 13 years of experience in the management of domestic and international legal affairs. He also serves as Allergan's Chief Ethics Officer.

LESTER J. KAPLAN, PH.D., 51 – Corporate Vice President and President, Research & Development and Global BOTOX. Dr. Kaplan has 23 years' experience conducting and managing research and development programs in the pharmaceutical industry. He joined Allergan in 1983.

GEORGE M. LASEZKAY, PHARM.D., J.D., 50 – Corporate Vice President, Corporate Development. Dr. Lasezkay has 12 years of health care industry experience in international and domestic legal issues and the structuring and negotiating of a wide range of biotechnology and pharmaceutical collaborations. He also brings more than 10 years' experience in hospital pharmacy practice, clinical pharmacokinetics consultation, clinical drug research and pharmacy education. He joined Allergan in 1989.

NELSON R. A. MARQUES, 50 – Corporate Vice President and President, Latin America Region. Mr. Marques brings 25 years' experience in pharmaceuticals and health care coupled with extensive knowledge of eye care marketing and sales in Latin America. He joined Allergan in 1998.

JAMES V. MAZZO, 44 – Corporate Vice President and President, Surgical and Contact Lens Care Product Businesses. Mr. Mazzo has over 22 years of sales, marketing, and management experience with Allergan in the United States, Canada and Europe. He also served as General Manager for Allergan S.p.A. in Italy. He joined Allergan in 1980.

JACQUELINE SCHIAVO, 53 – Corporate Vice President, Worldwide Operations. Ms. Schiavo has more than 29 years' experience in pharmaceutical and health care products manufacturing, quality assurance, and research and development. She joined Allergan in 1980.



Top Row, left to right: F. Michael Ball, George M. Lasezkay, James V. Mazzo, David A. Fellows, Nelson R. A. Marques
Mid Stair, left to right: Lester J. Kaplan, Jacqueline Schiavo, Douglas S. Ingram, David E. I. Pyott, Eric K. Brandt

OTHER CORPORATE OFFICERS

JEFFREY L. EDWARDS – Senior Vice President, Tax, Treasury and Investor Relations

JAMES M. HINDMAN – Senior Vice President, Corporate Controller and Principal Accounting Officer

MATTHEW J. MALETTA – Corporate Counsel and Assistant Secretary

MARTIN A. VOET – Senior Vice President, Chief Intellectual Property Counsel and Assistant Secretary

AIMEE S. WEISNER – Corporate Counsel and Assistant Secretary

HERBERT W. BOYER, PH.D., 65 – Vice Chairman of the Board since 2001, served as Chairman from 1998 to 2001; Board member since 1994. Dr. Boyer is a founder of Genentech, Inc. and a Director since 1976. A former Professor of Biochemistry at the University of California at San Francisco, Dr. Boyer is a recipient of the 1993 Helmut Horten Research Award, the National Medal of Science from President George H. W. Bush, the National Medal of Technology, and the Albert Lasker Basic Medical Research Award. He is an elected Member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences.

RONALD M. CRESSWELL, HON. D.SC., F.R.S.E., 67– Elected to the Board in 1998. Professor Cresswell retired in 1999 as Senior Vice President and Chief Scientific Officer for Warner-Lambert Company. Professor Cresswell was formerly Vice President and Chairman, Parke-Davis Pharmaceutical Research, a Warner-Lambert Company. Professor Cresswell served as Chief Operating Officer of Laporte Industries and in a broad range of research and development positions at Burroughs Wellcome, culminating in being the main board member for global research and development. He is a Fellow of the Royal Society of Edinburgh, a member of the American Chemical Society and the New York Academy of Sciences and is the former Chairman of the Science and Regulatory Executive Committee of the Pharmaceutical Research and Manufacturers of America (PhRMA). Effective January 2002, Professor Cresswell became Chairman of the Board of Albachem Ltd., a Scottish company.

HANDEL E. EVANS, 67 – Elected to the Board in 1989. Chairman of Equity Growth Research Ltd., a company providing financial services in Europe. Mr. Evans has 40 years of experience in the pharmaceutical industry and was the founder and former Executive Chairman of Pharmaceutical Marketing Service Inc. and Walsh International Inc., companies providing marketing services to the pharmaceutical industry. Mr. Evans was also a co-founder of IMS International Inc., the leading pharmaceutical information supplier. Mr. Evans is a Director of Cambridge Laboratories Ltd. and a Trustee of the British Urological Foundation.

MICHAEL R. GALLAGHER, 56 – Elected to the Board in 1998. Chief Executive Officer and a Director of Playtex Products, Inc. Previously, Chief Executive Officer/North America for Reckitt & Colman PLC; President and Executive Officer of Eastman Kodak's subsidiary, L&F Products; and President of the Lehn & Fink Consumer Products Division at Sterling Drug. Mr. Gallagher is a Director of AMN Healthcare, the Grocery Manufacturers Association, the Association of Sales and Marketing Companies and the Haas School of Business, University of California, Berkeley.

WILLIAM R. GRANT, 77 – Elected to the Board in 1989. Chairman and co-founder of Galen Associates, Inc., a venture capital firm in the health care industry. Mr. Grant has over 40 years of experience in the investment banking and risk-capital fields, including substantial experience in the health care industry. Mr. Grant is a Director of Ocular Sciences, Inc., Vasogen Inc., Quest Diagnostics Incorporated and Massey Energy Company, as well as several private companies. Mr. Grant is a member of the General Electric Equity Advisory Board, Trustee of the Center for Blood Research (Harvard), and Trustee Emeritus of the Mary Flagler Cary Charitable Trust.

GAVIN S. HERBERT, 69 – Founder of Allergan, Inc., and Chairman Emeritus since 1996. Elected to the Board in 1950. Served as Chief Executive Officer for 30 years and as Chairman from 1977 to 1996. Mr. Herbert is Chairman and Founder of Regenesis Bioremediation Products and a Director of Beckman Coulter, Inc., Research to Prevent Blindness, and the Doheny Eye Institute. He is Chairman of Rogers Gardens, Vice Chairman of the Beckman Foundation, and a Life Trustee of the University of Southern California.

LESTER J. KAPLAN, PH.D., 51 – Elected to the Board in 1994. Corporate Vice President and President, Research and Development and Global BOTOX for Allergan, Inc. Dr. Kaplan is a Director of Acadia Pharmaceuticals Inc., Oculex Pharmaceuticals and Bardeen Sciences Company, LLC.

KAREN R. OSAR, 52 – Elected to the Board in 1998. Chief Financial Officer of MeadWestvaco Corporation, a producer of packaging, paper, school and office supplies



Left to right: Louis T. Rosso, Gavin S. Herbert, Michael R. Gallagher, Herbert W. Boyer, William R. Grant, David E. I. Pyott, Handel E. Evans, Karen R. Osar, Anthony H. Wild, Lester J. Kaplan, Ronald M. Cresswell, Leonard D. Schaeffer

and specialty chemicals, since the merger of the Mead Corporation and Westvaco Corporation in January 2002. Prior to the merger, she served as Senior Vice President and Chief Financial Officer of Westvaco Corporation since November 1999. She formerly served as Vice President and Treasurer of Tenneco, Inc., which was a global packaging and auto parts manufacturer, and as Managing Director of the investment banking group at J.P. Morgan & Company. She is a Director of BNY Hamilton Funds and of AGL Resources, Inc.

DAVID E. I. PYOTT, 48 – Elected to the Board and joined Allergan in 1998. Chairman of the Board, President and Chief Executive Officer of Allergan, Inc. He served as Head of the Nutrition Division and a of the Executive Committee of Novartis AG. He is a member of the Board of Directors of Pharmaceutical Research and Manufacturers of America and a Director of the California Healthcare Institute, Avery Dennison Corporation and Edwards Lifesciences Corporation. Mr. Pyott is a board member of the Directors' Board of the University of California (Irvine) Graduate School of Management and serves on their Executive Committee, and he is also the President of the Pan-American Ophthalmological Foundation.

LOUIS T. ROSSO, 68 – Elected to the Board in 1989. Chairman Emeritus and former Chairman of the Board of Beckman Coulter, Inc., a manufacturer of laboratory instruments. Mr. Rosso also served as Chairman and Chief Executive Officer of Beckman Instruments, Inc. and Vice President of SmithKline Beckman Corporation. He is a member of the Board of Trustees of the St. Joseph Heritage Healthcare Foundation and the Keck Graduate Institute of Applied Life Sciences at the Claremont Colleges.

LEONARD D. SCHAEFFER, 56 – Elected to the Board in 1993. Since 1992 he has served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks Inc., an insurance organization which owns Blue Cross of California, Blue Cross Blue Shield of Georgia and Unicare. Mr. Schaeffer was the Administrator of the U.S. Health Care Financing Administration (HCFA). He is Chairman of the Board of the National Health Foundation and the National Institute for Health Care Management, and a member of the Institute of Medicine.

ANTHONY H. WILD, PH.D., 53 – Elected to the Board in 2000. Chairman and Chief Executive Officer of MedPointe Inc., a specialty health care company. Prior to his retirement in June 2000, Dr. Wild served as President of Warner-Lambert's Pharmaceutical Sector. Dr. Wild has 30 years of domestic and international pharmaceutical experience. He serves on the Board of Advisors for Columbia University's Mailman School of Public Health.

CONDENSED CONSOLIDATED BALANCE SHEETS

In millions, except share data	As of December 31, 2001	2000
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 781.9	$ 773.9
Trade receivables, net	279.4	290.1
Inventories	120.2	122.7
Other current assets	143.8	139.6
Total current assets	1,325.3	1,326.3
Investments and other assets	205.3	159.9
Property, plant and equipment, net	388.7	351.6
Goodwill and intangibles, net	126.9	133.2
Total assets	$2,046.2	$1,971.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 94.1	$ 59.2
Accounts payable	104.3	96.3
Accrued compensation	62.5	54.6
Other accrued expenses	114.7	123.9
Income taxes	114.4	98.5
Total current liabilities	490.0	432.5
Long-term debt	108.8	183.0
Long-term convertible subordinated notes, net of discount	411.8	401.7
Other liabilities	57.0	79.4
Commitments and contingencies		
Minority interest	1.2	0.6
STOCKHOLDERS' EQUITY		
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $.01 par value; authorized 300,000,000 shares; issued 134,255,000 shares	1.3	1.3
Additional paid-in capital	321.6	288.7
Accumulated other comprehensive loss	(61.6)	(50.8)
Retained earnings	928.4	780.0
	1,189.7	1,019.2
Less treasury stock, at cost (3,005,000 and 2,574,000 shares)	(212.3)	(145.4)
Total stockholders' equity	977.4	873.8
Total liabilities and stockholders' equity	$2,046.2	$1,971.0

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

In millions, except share data	Year Ended December 31, 2001	2000	1999
PRODUCT SALES			
Net sales	$1,685.2	$1,562.6	$1,406.2
Cost of sales	410.2	429.1	406.4
Product gross margin	1,275.0	1,133.5	999.8
RESEARCH SERVICES			
Research service revenues (primarily from related party through April 16, 2001)	60.3	62.9	46.2
Cost of research services	56.1	59.4	43.3
Research services margin	4.2	3.5	2.9
Selling, general and administrative	704.0	650.1	587.9
Research and development	256.5	195.6	168.4
Technology fees from related party	(0.7)	(3.1)	(6.1)
Restructuring charge reversal	(1.7)	(2.0)	(9.6)
Asset write-off reversal	—	—	(1.4)
Operating income	321.1	296.4	263.5
Interest income	30.6	23.9	14.3
Interest expense	(21.4)	(19.8)	(15.1)
(Loss)/gain on investments, net	(5.2)	1.0	14.0
Unrealized gains on derivative instruments	5.9	—	—
Contribution to The Allergan Foundation	—	—	(6.9)
Other, net	5.4	2.3	(0.8)
Earnings before income taxes and minority interest	336.4	303.8	269.0
Provision for income taxes	109.1	88.1	80.7
Minority interest	0.6	0.6	0.1
Earnings before cumulative effect of change in accounting principle	226.7	215.1	188.2
Cumulative effect of change in accounting principle, net of $0.7 million of tax	(1.8)	—	—
Net earnings	$ 224.9	$ 215.1	$ 188.2
Basic earnings per share:			
Before cumulative effect of change in accounting principle	$ 1.72	$ 1.65	$ 1.42
Cumulative effect of accounting change, net	(0.01)	—	—
Net basic earnings per common share	$ 1.71	$ 1.65	$ 1.42
Diluted earnings per share:			
Before cumulative effect of change in accounting principle	$ 1.69	$ 1.61	$ 1.39
Cumulative effect of accounting change, net	(0.01)	—	—
Net diluted earnings per common share	$ 1.68	$ 1.61	$ 1.39

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In millions	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income
BALANCE DECEMBER 31, 1998	67.1	$0.7	$239.3	$(16.3)	$ (4.3)	$516.3	(1.0)	$ (39.7)	$696.0	
Comprehensive income										
Net earnings						188.2			188.2	188.2
Other comprehensive income, net of tax:										
Foreign currency translation adjustments										(42.1)
Unrealized loss on investments										(2.9)
Other comprehensive loss					(45.0)				(45.0)	(45.0)
Comprehensive income										$143.2
Two for one stock split effected as a dividend	67.2	0.6				(0.6)	(1.0)			
Dividends ($0.28 per share)						(37.0)			(37.0)	
Stock options exercised			22.2			(17.8)	1.0	46.6	51.0	
Activity under other stock plans			(0.1)	(5.4)		4.5	1.3	4.3	3.3	
Adjustment in reporting of subsidiaries						(2.5)			(2.5)	
Purchases of treasury stock							(4.7)	(225.3)	(225.3)	
Expense of compensation plans				5.8					5.8	
BALANCE DECEMBER 31, 1999	134.3	1.3	261.4	(15.9)	(49.3)	651.1	(4.4)	(214.1)	634.5	
Comprehensive income										
Net earnings						215.1			215.1	215.1
Other comprehensive income, net of tax:										
Foreign currency translation adjustments										(2.8)
Unrealized gain on investments										1.3
Other comprehensive loss					(1.5)				(1.5)	(1.5)
Comprehensive income										$213.6
Dividends ($0.32 per share)						(41.9)			(41.9)	
Stock options exercised			37.1			(41.8)	3.9	189.9	185.2	
Activity under other stock plans				0.4		0.7		1.6	2.7	
Adjustment in reporting of subsidiaries						(3.2)			(3.2)	
Purchase of treasury stock							(2.1)	(122.8)	(122.8)	
Expense of compensation plans				5.7					5.7	
BALANCE DECEMBER 31, 2000	134.3	1.3	298.5	(9.8)	(50.8)	780.0	(2.6)	(145.4)	873.8	
Comprehensive income										
Net earnings						224.9			224.9	224.9
Other comprehensive income, net of tax:										
Minimum pension liability adjustment										(7.2)
Foreign currency translation adjustments										(2.5)
Unrealized loss on investments										(1.1)
Other comprehensive loss					(10.8)				(10.8)	(10.8)
Comprehensive income										$214.1
Dividends ($0.36 per share)						(47.5)			(47.5)	
Stock options exercised			26.5			(30.9)	1.3	61.8	57.4	
Activity under other stock plans				0.5		1.9	0.1	2.2	4.6	
Purchase of treasury stock							(1.8)	(130.9)	(130.9)	
Expense of compensation plans				5.9					5.9	
BALANCE DECEMBER 31, 2001	134.3	$1.3	$325.0	$ (3.4)	$(61.6)	$928.4	(3.0)	$(212.3)	$ 977.4	

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions	Year Ended December 31, 2001	2000	1999
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net earnings	$ 224.9	$ 215.1	$ 188.2
Non-cash items included in net earnings:			
Cumulative effect of accounting change for derivative instruments	2.5	—	—
In-process research and development	40.0	—	—
Depreciation and amortization	75.0	77.7	73.8
Amortization of prepaid royalties	0.4	7.4	8.6
Amortization of original issue discount	10.1	1.7	—
Deferred income taxes (benefits)	10.9	(4.6)	(7.1)
(Gain) loss on investments	5.2	(1.0)	(14.0)
Loss (gain) on sale of assets	1.2	1.1	(0.2)
Unrealized gain on derivatives	(5.9)	—	—
Gain on divestiture of pharmaceutical products	(2.0)	—	—
Contribution to The Allergan Foundation	—	—	6.9
Expense of compensation plans	11.6	8.5	10.0
Minority interest	0.6	0.6	0.1
Restructuring charge reversal	(1.7)	(2.0)	(9.6)
Asset write-off reversal	—	—	(1.4)
Adjustment in reporting of foreign subsidiaries	—	(3.2)	(2.5)
Changes in assets and liabilities:			
Trade receivables	0.3	(48.8)	(31.8)
Inventories	(1.9)	4.6	(6.9)
Accounts payable	8.3	15.9	11.2
Accrued expenses	(15.5)	24.2	(27.9)
Income taxes	42.7	52.0	66.3
Other	(45.5)	4.9	(9.4)
Net cash provided by operating activities	361.2	354.1	254.3
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment	(89.9)	(66.9)	(63.3)
Proceeds from sale of property, plant and equipment	5.2	1.1	13.7
Proceeds from sale of investments	—	3.0	33.8
Acquisition, net of cash acquired	(70.2)	—	—
Other, net	(21.9)	(22.5)	(37.2)
Net cash used in investing activities	*(176.8)*	*(85.3)*	*(53.0)*
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends to stockholders	(47.5)	(41.9)	(37.0)
(Decrease) increase in notes payable	(19.9)	(29.1)	0.6
Sale of stock to employees	30.9	148.1	28.8
Net (repayments) borrowings under commercial paper obligations	—	(47.1)	4.5
Proceeds from convertible, subordinated borrowings	—	400.0	—
Long-term debt borrowings	—	43.8	17.7
Repayments of long-term debt	(3.2)	(5.2)	(2.7)
Payments to acquire treasury stock	(130.9)	(122.8)	(225.3)
Net cash (used in) provided by financing activities	(170.6)	345.8	(213.4)
Effect of exchange rates on cash and equivalents	(5.8)	(3.6)	(6.6)
Net increase (decrease) in cash and equivalents	8.0	611.0	(18.7)
Cash and equivalents at beginning of year	773.9	162.9	181.6
Cash and equivalents at end of year	$ 781.9	$ 773.9	$ 162.9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 20.9	$ 19.2	$ 13.4
Income taxes	$ 52.2	$ 54.5	$ 33.2

The Board of Directors of Allergan, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Allergan, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001 not presented herein; and in our report dated January 22, 2002, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to a change in the method of accounting for derivative instruments and hedging activities in 2001.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Costa Mesa, CA
February 5, 2002

KPMG LLP

Management is responsible for the preparation and integrity of the condensed consolidated financial information appearing in this Annual Report. The consolidated financial statements are presented in Exhibit A to the Company's Proxy Statement. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets.

The Audit Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent auditors, KPMG LLP, were recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. KPMG LLP was engaged to audit the 2001, 2000 and 1999 consolidated financial statements of Allergan, Inc. and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent auditors, based upon their audits of the consolidated financial statements, is contained in Exhibit A to the Company's Proxy Statement.

January 22, 2002

David E. I. Pyott	Eric K. Brandt	James M. Hindman
Chairman of the Board, President and Chief Executive Officer	Corporate Vice President and Chief Financial Officer	Senior Vice President, Controller and Principal Accounting Officer

CORPORATE HEADQUARTERS

Allergan, Inc.
2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
(714) 246-4500
E-mail: corpinfo@allergan.com
Internet: www.allergan.com

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT, DUPLICATE MAILINGS

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
(800) 446-2617
Internet: www.equiserve.com

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Allergan, Inc. will be held at The Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, CA 92612, on April 24, 2002, at 10:00 a.m.

FORM 10-K

A copy of Allergan, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.allergan.com or without charge by contacting:

INVESTOR RELATIONS

Jeffrey L. Edwards
Suki Shattuck
Allergan, Inc.
P.O. Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-4636
Fax: (714) 246-4800
E-mail: corpinfo@allergan.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may request a prospectus from:

EquiServe Trust Company, N.A.
Dividend Reinvestment Plan/Allergan, Inc.
P.O. Box 2598
Jersey City, NJ 07303-2598

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

	2001			2000		
Calendar Quarter	High	Low	Div	High	Low	Div
First	$ 99.38	$ 59.00	$.09	$ 63.94	$44.50	$.08
Second	$ 93.30	$ 71.13	$.09	$ 78.75	$49.88	$.08
Third	$ 86.25	$ 60.00	$.09	$ 90.31	$64.75	$.08
Fourth	$ 78.10	$ 64.26	$.09	$101.13	$67.13	$.08

Allergan common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." In newspapers, stock information is frequently listed as "Alergn."

The approximate number of stockholders of record was 7,500 as of January 31, 2002.

Allergan for the year ending December 31, 2001 continued its proud tradition of placement in the top quartile for Environmental Health and Safety Performance within its Pharmaceutical Company peer group. More information on its 2001 performance worldwide can be found by accessing the corporate information section at www.allergan.com and pulling down the EH&S section.

ALLERGAN

2525 Dupont Drive
P.O. Box 19534
Irvine, CA 92623-9534
714 246-4500
www.allergan.com
NYSE: AGN